UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

/ X /   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
OR
/   /   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period:

Commission File Number 0-13358

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CITY BANK GROUP, INC. 401(k) Plan
-----------------------------------------
(Exact name of the plan)

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL CITY BANK GROUP, INC.
-----------------------------
(Exact name of registrant as specified in its charter)

217 North Monroe Street, Tallahassee, Florida 32301
---------------------------------------------------
(Address of principal executive offices)

REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. 401(k) Plan ("Plan") is subject to the Employee
Retirement Income Security Act of 1974 ("ERISA").  Therefore, in lieu of the requirements of items 1-3 of form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2006 have been prepared in accordance with the financial reporting requirements of ERISA.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2006 and 2005

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
Tallahassee, Florida

FINANCIAL STATEMENTS
December 31, 2006 and 2005

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	9

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT
PARTICIPANT CONTRIBUTIONS	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Committee of
  Capital City Bank Group, Inc.
Tallahassee, Florida

We have audited the accompanying statements of net assets available for benefits of Capital City Bank Group, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

                                                                                      Crowe Chizek and Company LLC

Fort Lauderdale, Florida
June 27, 2007

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS

Cash	(7,622)	13,354
Investments, at fair value (Note 3)	10,490,891	8,322,043
Participant contributions receivable	131,541	119,756
Employer contribution receivable	19,692	14,416
Dividends receivable	18,398	9,570
Total assets	10,652,900	8,479,139

NET ASSETS AVAILABLE FOR BENEFITS	$10,652,900	$8,479,139

See accompanying notes to financial statements

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006

Additions to net assets attributed to:

Investment income
Net appreciation in fair value of investments (Note 3)	699,766
Dividends and interest income	330,824
1,030,590

Contributions
Participant	$1,634,352
Employer	230,790
Rollovers	104,247
1,969,389

Total additions	2,999,979

Deductions from net assets attributed to:
Benefits paid to participants	826,218

Net increase	2,173,761

Net assets available for benefits
Beginning of year	8,479,139

End of year	$10,652,900

See accompanying notes to financial statements.

        CAPITAL CITY BANK GROUP, INC.
        401(k) PLAN
        NOTES TO FINANCIAL STATEMENTS
        December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Capital City Bank Group, Inc. 401(k) Plan (the "Plan") provides general information only.  More complete information regarding the Plan’s provisions may be found in the Plan document.

General:  The Plan, established on October 1, 1997, effective retroactive to January 1, 1997, is a defined contribution retirement plan under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan is intended to provide benefits to all eligible employees of Capital City Bank Group, Inc. (the “Company”). Employees of the Company who are 18 years of age or older become eligible to participate in the Plan at the time of employment. Employees may enter the Plan on the first day of the month coinciding with or next following the date on which the employee becomes eligible to participate in the Plan.

Plan Administration: The overall responsibility for administering the Plan rests with the Company. However, the Company has delegated administration of the Plan to the Retirement Committee (the “Plan Administrator”). The Plan’s trustee, Capital City Trust Company (the “Trustee”), a subsidiary of the Company, is responsible for the management and control of the Plan’s assets.  The Trustee began providing record-keeping services effective February 1, 2006.

Participant Contributions and Excess Contributions: Each year, participants may elect to contribute up to 100% of pretax annual compensation, as defined in the Plan and subject to certain limitations under the IRC. Participants may choose to change their deferral percentage at any time. Excess contributions represent amounts that were contributed by employees in excess of the limitations imposed by the IRC. There were no excess contributions for the 2006 and 2005 year.

Employer Contributions:  For 2006, the Company provided a 50% match on participant contributions of 6% or less. Only employees hired after January 1, 2002 are eligible for this match.  No additional discretionary employer contributions were made for 2006.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, matching contributions and allocations of Plan earnings based on the participant’s investment elections. Allocations of Plan earnings are based on account balances, as defined in the Plan. Employer discretionary contributions are allocated among all participants in an amount equal to the ratio of the participant’s compensation to the compensation of all participants for the Plan year. Employer discretionary contributions are invested based on the participant’s elective deferral.

 (Continued)

        CAPITAL CITY BANK GROUP, INC.
        401(k) PLAN
        NOTES TO FINANCIAL STATEMENTS
        December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Investment Options: Participants can direct their contributions into 24 investment options. Participants can change their investment elections and balances daily by way of internet, with their contributions being changed the next trading day.

Benefits Paid to Participants: Upon termination of service due to death, disability, retirement or other reason, a participant will receive a lump-sum amount equal to the value of the vested interest in his or her account. Participants may also receive a distribution while in service upon demonstration of financial hardship.

Retirement, Death and Disability:  A participant is becomes fully vested in his or her account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company’s matching and discretionary contributions, and related earnings thereon, after three years of credited service (on a cliff basis). Credited service for vesting purposed requires 1,000 hours during the plan year.

Forfeitures: Forfeitures are used to reduce the employer contribution. Forfeitures were immaterial for 2006 and 2005.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions related to the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments:  The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at quoted market prices. The Company’s common stock is valued at its quoted market price as listed on the NASDAQ national market under the ticker symbol CCBG.

(Continued)

        CAPITAL CITY BANK GROUP, INC.
        401(k) PLAN
        NOTES TO FINANCIAL STATEMENTS
        December 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Plan’s investments include common stock and mutual funds, which invest in various types of investment securities and in various companies within various markets. Investments are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and participant’s individual account balances.

Income Recognition: Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses:  All plan expenses are paid by the Company.

Voting Rights: The Trustee is required to vote shares of Company stock on behalf of the collective best interest of plan participants and beneficiaries, as instructed by the proxy statement.

NOTE 3 - INVESTMENTS

The investments of the Plan are held in a trust fund administered by the Trustee.  Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified as follows:

	December 31,
	2006	2005
Investments at fair value
Federated Max-Cap Index Fund (0 and 82,332 shares)	$--	$2,034,418
Federated Treasury Obligations Fund (0 and 1,379,495 shares)	--	1,379,495
American Euro Pac Growth Fund (0 and 20,583 shares)	--	835,861
Federated Kaufmann Fund (0 and 138,145 shares)	--	773,612
Capital City Bank Group, Inc. Common Stock
(27,201 and 22,036 shares)	960,195	755,614
Federated Capital Appreciation Fund (0 and 19,745 shares)	--	495,213
Federated Total Return Bond Fund (0 and 43,742 shares)	--	461,480

(Continued)

NOTE 3 – INVESTMENTS (Continued)

	2006	2005
Investments at fair value (continued)
Vanguard Institutional Index Fund (16,661 and 0 shares)	$2,159,086	$--
Prime Obligation Fund (1,902,347 and 0 shares)	1,902,347	--
American Fund Europac (23,606 and 0 shares)	1,099,109	--
Fidelity Structured Mid Cap Growth (59,432 and 0 shares)	830,271	--
Select American Shares (14,112 and 0 shares)	650,136	--

Effective July 2006, the Retirement Committee approved discontinuing the use of Federated mutual funds as investment options.  The Plan Trustee selected comparable investment options in terms of returns for their respective risk profile.

During the year ended December 31, 2006 the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows:

Mutual Funds	$690,808
Capital City Bank Group, Inc. Common Stock	8,958

Net appreciation in fair value of investments	$699,766

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.  In the event of Plan termination, participants would become 100% vested in all of their accounts.

NOTE 5 - TAX STATUS

The Plan is relying on a favorable opinion letter dated November 19, 2001 issued to Capital City Trust Company, the plan document sponsor.  The Plan is not required to file for an individual determination letter because of the opinion letter received from the Internal Revenue Service.  Although the Plan has been amended since receiving favorable opinion, the plan administrator believes that the Plan is designed and is being operated in accordance with the applicable requirements of the IRC.

(Continued)

        CAPITAL CITY BANK GROUP, INC.
        401(k) PLAN
        NOTES TO FINANCIAL STATEMENTS
        December 31, 2006 and 2005

NOTE 6 – PARTY IN INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others.  The Plan owns 27,201 and 22,036 shares of the Company's common stock at December 31, 2006 and 2005, respectively, which represents approximately .14% and 0.12% of the outstanding common stock of the Company.  Dividend income of $17,404 and $12,643 was recognized during 2006 and 2005 from the Plan’s investment in the Company’s common stock.  This investment qualifies as a party-in-interest investment. The Trustee is a subsidiary of the Company.

Certain Plan investments were managed by Federated Investors Inc., the plan record-keeper during 2005.  At December 31, 2006 and 2005, the Plan held the following party-in-interest investments (at estimated fair value), managed by Federated Investors, Inc.:

	2006	2005

Federated Max-Cap Index Fund (0 and 82,332 shares)	$--	$2,034,418
Federated Treasury Obligations Fund (0 and 1,379,495 shares)	--	1,379,495
Federated Kaufmann Fund (0 and 138,145)	--	773,612
Federated Capital Appreciation Fund (0 and and 19,745 shares)	--	495,213
Federated Total Return Bond Fund (0 and 43,742 shares)	--	461,480
Federated Stock Trust Fund (0 and 9,718 shares)	--	303,673
Federated Index Trust (0 and 9,781 shares)	--	216,746
Federated U.S. Gov. Sec. 2-5 Years (0 and 8,039 shares)	--	88,186
Federated High Income Bond Fund (0 and 3,908 shares)	--	30,599
Federated Income Trust (0 and 2,064 shares)	--	21,134

NOTE 7 – PLAN AMENDMENTS

During 2006, the eligibility age for participation was reduced from 21 to 18 years of age.  The maximum contribution limit was increased from 30% of pre-tax annual compensation to 100%.  The Plan was also amended in 2006 to require mandatory distributions for vested account balances less than $5,000.

(Continued)

SUPPLEMENTAL SCHEDULES

CAPITAL CITY BANK GROUP, INC.
        401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of plan sponsor:  Capital City Bank Group, Inc.
Employer identification number:  59-2273542
Three-digit plan number:  003

		(c)
	(b)	Description of Investment
	Identity of Issuer,	Including Maturity Date,
	Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par	(d)	Current
(a)	Similar Party	or Maturity Value	**Cost	Value

		Mutual Funds
	Vanguard	Mid-Cap Index,
		3,589 shares		$322,052

	Vanguard	Total Bond Index,
		14,833 shares		148,182

	DWS Reef	Real Estate Securities Fund
		2,655 shares		70,444

	American Funds	High Income Fund,
		4,545 shares		57,307

	Vanguard	Developed Market Index Fund,
		4,171 shares		52,473

	DWS Dreman	Small Cap Fund,
		1,233 shares		47,179

	Blackrock	Mid-Cap Value Fund,
		3,179 shares		42,088

	American Funds	Small-Cap Fund,
		911 shares		35,732

	Van Kampen Funds	Equity Fund,
		3,532 shares		32,212

	Goldman Sachs	Structured U.S. Equity Fund, 862 shares		29,042

(Continued)

CAPITAL CITY BANK GROUP, INC.
        401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of plan sponsor:  Capital City Bank Group, Inc.
Employer identification number:  59-2273542
Three-digit plan number:  003

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par	(d)	Current
(a)	Similar Party	or Maturity Value	**Cost	Value

	T Rowe Price	Real Estate Retail Shares,
		1,126 shares		$28,534

	Vanguard	Inflation Protected Reinvestment,
		350 shares		4,128

	Dreyfus Fund	Bond Index,
		87 shares		865

	Fidelity	Structured Mid Cap Growth Fund		830,271
		59,432 shares

	Vanguard	Prime Obligation		1,902,347
		1,902,347 shares

	Goldman Sachs	Structured U.S. Equity		478,358
		48,515 shares

	Vanguard	Vanguard Institutional Index		2,159,086
		16,661 shares

	American Funds	Europacific		1,099,109
		23,606 shares

	American Funds	Fundamental Growth		381,263
		9,517 shares

	American Funds	Growth Fund of America		461,858
		14,055 shares

(Continued)

CAPITAL CITY BANK GROUP, INC.
        401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of plan sponsor:  Capital City Bank Group, Inc.
Employer identification number:  59-2273542
Three-digit plan number:  003

(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par	(d)	Current
(a)	Similar Party	or Maturity Value	**Cost	Value

	Royce	Premier Investment
		19,304 shares		$341,882

	Select	Selected American Shares
		14,112 shares		650,136

	Vanguard	Total Stock Market
		10,447 shares		356,148

	Capital City Bank	Capital City Bank Group, Inc.,		960,195
	Group, Inc.	Common Stock, 27,201 shares

$10,490,891

*  Represents party-in-interest
** Investment is participant directed; therefore historical cost is not required.

CAPITAL CITY BANK GROUP, INC.
        401(k) PLAN
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2006

Name of plan sponsor:  Capital City Bank Group, Inc.
Employer identification number:  59-2273542
Three-digit plan number:  003

Participant Contributions of the Current Plan Year Not Deposited
Into the Plan Within the Time Period Described in 29 CFR 2510.3-102	$269

Plus: Delinquent Deposits of Prior Year Participant Contributions
Not Corrected Prior to the Current Plan Year	--

Total Delinquent Participant Contributions (line 4a of Schedule H)	269

Less: Amount fully corrected under the DOL’s Voluntary Fiduciary
Correction Program (VFC Program) and PTE 2002-51	238

Delinquent Deposits of Participant Contributions Constituting
Nonexempt Prohibited Transactions	$31	(1)

(1) Pending correction under the VFC Program.

        CAPITAL CITY BANK GROUP, INC.
        401(k) PLAN

EXHIBIT INDEX

Exhibit No.                    Document
23.1                                Consent of Crowe Chizek and Company LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan

By:           Capital City Trust Company, Trustee

By:           ____________________________________

Randolph M. Pople, President